/23

08003977

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

PROCESSED
JUL 25 2008
THOMSON REUTERS

REGISTRANT'S NAME Sun Entertainment Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01776 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/24/08

082-01776

SUN ENTERTAINMENT HOLDING CORPORATION
702-889 West Pender Street
Vancouver, BC V6C 3B2

May 2, 2008

To the British Columbia Securities Commission and the TSX Venture Exchange:

Re: Corrections of typographical errors in the fiscal 2007 consolidated financial statements

An amended consolidated financial statement has been issued with corrections for minor typographical errors, which do not affect the total reported amounts of net income or balance sheet items. The corrections were made to amounts presented in a subtotal figure within the statements of cash flow and in the statements of accumulated other comprehensive income (loss).

Yours truly,

SUN ENTERTAINMENT HOLDING CORPORATION

AR/S 12-31-07

/s/ *"Terrence O. Lashman"*

Per: Terrence O. Lashman, Director

Encl.

Amended May 2, 2008

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006, AND 2005

Amended May 2, 2008

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Sun Entertainment Holding Corporation

We have audited the consolidated balance sheets of Sun Entertainment Holding Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, deficit, accumulated other comprehensive income (loss), and cash flows for each of the three years ended December 31, 2007, 2006, and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended December 31, 2007, 2006, and 2005 in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 25, 2008

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the Company's financial statements, such as the changes described in Note 2 (o) to the consolidated financial statements. Our report to the Shareholders, dated April 25, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Manning Elliott LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 25, 2008

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 2,431,260	$ 2,056,755
Short-term investments	126,129	142,269
Accounts receivable	63,985	19,800
Inventory	57,524	64,641
Prepaid expenses and deposits	5,687	7,476
	2,684,585	2,290,941
EQUIPMENT (Note 4)	8,582	9,310
	$ 2,693,167	$ 2,300,251
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$ 881,996	$ 993,050
Income taxes payable	347,042	317,164
Amounts due to related parties (Note 5)	538,307	499,712
Current portion of note payable (Note 6)	–	4,275
	1,767,345	1,814,201
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)		
Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	3,298,095	3,298,095
Contributed surplus	7,500	7,500
	3,305,595	3,305,595
DEFICIT	(2,272,150)	(2,834,152)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(107,623)	14,607
	(2,379,773)	(2,819,545)
	925,822	486,050
	$ 2,693,167	$ 2,300,251

Contingencies (Note 10)
Commitments (Note 11)

Approved on Behalf of the Board of Directors:

/s/ "Terrence O. Lashman"	*/s/ "John A. Singleton"*
Terrence O. Lashman, Director	John A. Singleton, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Amended May 2, 2008

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
REVENUE			
Royalties	$ 3,014,563	$ 2,949,781	$ 1,639,000
Merchandise sales	272,302	144,822	89,960
Interest income	84,719	60,393	17,851
	3,371,584	3,154,996	1,746,811
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Advertising	5,338	9,861	5,008
Amortization	3,632	9,743	9,467
Automobile	26,602	19,057	21,724
Insurance	26,474	25,665	24,863
Interest expense	19,252	3,884	6,907
Legal and professional	257,972	142,334	80,489
Management fees	24,000	24,000	25,393
Miscellaneous	32,874	14,019	33,928
Net product costs	169,084	96,786	64,334
Office	61,374	62,567	52,990
Outside services	129,027	138,431	136,474
Promotion and investor relations	114,551	132,945	149,206
Rent	57,886	59,265	63,430
Royalties	1,032,923	1,093,669	536,439
Salaries and wages	446,326	421,550	301,247
Transfer agent and regulatory	13,277	13,813	10,967
Utilities	26,097	29,288	28,301
	2,446,689	2,296,877	1,551,167
OPERATING INCOME BEFORE OTHER ITEMS	924,895	858,119	195,644
OTHER INCOME			
Forgiveness of debt (Note 5)	–	36,630	–
INCOME BEFORE INCOME TAXES	924,895	894,749	195,644
INCOME TAXES			
Current (Note 8)	362,893	310,138	70,430
Future (recovery)	–	–	(70,430)
	362,893	310,138	–
NET INCOME	562,002	584,611	195,644
OTHER COMPREHENSIVE INCOME			
Unrealized (loss) gain on foreign exchange translation	(122,230)	14,824	(217)
COMPREHENSIVE INCOME	$ 439,772	$ 599,435	$ 195,427
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.05	$ 0.05	$ 0.02
WEIGHTED AVERAGE SHARES OUTSTANDING	11,921,679	11,921,679	11,921,679

(The accompanying notes are an integral part of these consolidated financial statements)

SUN ENTERTAINMENT HOLDING CORPORATION

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

CONSOLIDATED STATEMENTS OF DEFICIT

	2007	2006	2005
Deficit, beginning of year	$(2,834,152)	$(3,418,763)	$(3,614,407)
Net income for the year	562,002	584,611	195,644
Deficit, end of year	$(2,272,150)	$(2,834,152)	$(3,418,763)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2007	2006	2005
Accumulated other comprehensive income (loss), beginning	$ 14,607	$ (217)	$ –
Foreign exchange translation adjustment for the year	(122,230)	14,824	(217)
Accumulated other comprehensive income (loss), ending	$ (107,623)	$ 14,607	$ (217)

(The accompanying notes are an integral part of these consolidated financial statements)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income for the year	$ 562,002	$ 584,611	$ 195,644
Non-cash items:			
Amortization	3,632	9,743	9,467
Forgiveness of debt	–	(36,630)	–
Changes in non-cash working capital items:			
Accounts receivable	(50,896)	(1,613)	(2,569)
Inventory	(2,956)	(23,293)	13,151
Prepaid expenses	709	(2,667)	(4,565)
Income taxes payable	83,702	317,164	–
Accounts payable and accrued liabilities	42,127	219,294	59,896
	638,320	1,066,609	271,024
CASH FLOWS TO INVESTING ACTIVITIES			
Purchase of short-term investments	(5,988)	(5,769)	(38,793)
Purchase of equipment	(4,381)	(11,369)	–
	(10,369)	(17,138)	(38,793)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments on notes payable	(3,943)	(6,089)	(6,268)
Advances from related parties	124,676	62,391	78,705
	120,733	56,302	72,437
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(374,179)	14,824	–
INCREASE IN CASH AND EQUIVALENTS DURING THE YEAR	374,505	1,120,597	304,668
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	2,056,755	936,158	631,490
CASH AND EQUIVALENTS AT END OF YEAR	$ 2,431,260	$2,056,755	$ 936,158
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest	$ 4,625	$ 3,884	$ 6,907
Cash paid for income taxes	293,785	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements cannot be reasonably quantified prior to actual receipt and collectibility of this revenue cannot be assured until it is actually received.

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity. As of December 31, 2007, 2006, and 2005, accummulated other comprehensive income (loss) consisted entirely of foreign exchange translation adjustments.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to December 31, 2007 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws and rates applicable to the periods in which these differences are expected to affect taxable income.

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of December 31, 2007 and 2006 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 *Comprehensive Income*

Section 3251 *Equity*

Section 3855 *Financial Instruments – Recognition and Measurement*

Section 3861 *Financial Instruments – Disclosure and Presentation*

Section 3865 *Hedges*

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes*, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets*, and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-11 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values
The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

3. FINANCIAL INSTRUMENTS (continued)

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate risks.

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. EQUIPMENT

	Cost	Accumulated Amortization	2007 Net Carrying Value	2006 Net Carrying Value
Equipment	$43,161	$34,579	$8,582	$9,310

Equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at an annual rate of 40%.

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2007	2006	2005
Balance Sheet:			
Accounts payable to companies controlled by a director	$ 52	$ 1,803	$ 51,760
Amounts due to companies controlled by directors	538,307	499,712	473,951
Income Statement:			
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000	$ 24,000
Royalties incurred to a company controlled by directors (Note 1)	106,843	101,748	58,610
Rent incurred to a company with common directors	53,739	59,265	63,430
Forgiveness of debt by a director	–	36,630	–
Non-competition payments	91,571	95,875	102,391

5. RELATED PARTY TRANSACTIONS (continued)

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

Premises
The Company's subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2007 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $53,739. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2007.

6. NOTE PAYABLE

Promissory note payable is denominated in U.S. dollars, secured by a general security agreement, bearing 5.50% interest, repayable in blended monthly payments of $565 over three years commencing September 15, 2004 and ending August 15, 2007.

7. SHARE CAPITAL

	Number of Shares	$
Issued:		
Balance at December 31, 2007 and 2006	11,921,679	$ 3,298,095

8. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

	2007	2006	2005
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$ 381,770	$ 365,201	$ 70,430
Utilization of accumulated tax losses carried forward	(61)	(35,859)	(70,430)
Reduction for effect of lower marginal tax rates	(26,505)	(11,823)	–
Differences between financial statement expenses and tax deductible expenses	7,689	(7,381)	–
Provision for income taxes at effective rate	$ 362,893	$ 310,138	$ –

Sun Entertainment Holding Corporation has Canadian tax losses of approximately $22,995 available to offset future taxable income. These losses expire after the 2008 year-end.

8. INCOME TAXES (continued)

The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

	2007	2006	2005
Canadian tax losses	$ 7,243	$ 7,905	$ 86,146
US tax losses	–	–	9,940
Differences for depreciable equipment	(1,448)	(1,573)	571
Differences for exploration expenses	36,646	39,697	42,187
	42,441	46,029	138,844
Less valuation allowance	(42,441)	(46,029)	(138,844)
Net carrying amount	$ –	$ –	$ –

9. ECONOMIC DEPENDENCE

Approximately 55% of the Company's sales are made to three customers. (2006 - 42% to two customers) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

10. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

11. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis. (Note 5)

During the year the Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $86,064 (denominated in US$87,100). (Note 5)

11. COMMITMENTS (continued)

The commitments over the next five years are as follows:

2008	$	98,597
2009		98,597
2010		93,297
2011		87,996
2012		73,169

12. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

13. COMPARATIVE FIGURES

The comparative figures for 2006 and 2005 have been reclassified to ensure comparability with those of the current period. Such reclassification does not have any effect on the assets or earnings previously reported.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133.* SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51*. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Accounting Pronouncements (continued)

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
TWELVE MONTHS ENDED DECEMBER 31, 2007

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2007.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and Direct Source Special Products and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Royalties and Merchandise Sales revenues for the twelve-month period ending December 31, 2007 were $3,286,865 up 6% compared to $3,094,603 for the same period of 2006. The increase in revenues is attributed to an increase in Merchandise Sales to $272,302 for 2007 compared to $ 144,822 for 2006.

During the current period, fifty one (51%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty nine (49%) percent received from licensees operating outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment, Time-Life Music (a Direct Holdings America company) and Direct Source Special Products. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for eight (8%) percent of the total royalty revenues received by the Company. The Company receives most of its revenues from licensees that operate outside the United States from Charly Records and Disky Communications in Europe.

Royalty and Product Costs

The amount of royalty and product costs for the twelve-month period ending December 31, 2007 totaled $1,202,007 compared to $1,190,455 for the same period of 2006. Increased merchandise sales resulted in higher product costs which increased total royalty and product costs.

Operating Expenses

Operating expenses other than royalty and product costs for the twelve-month period ending December 31, 2007 were $1,244,682 compared to $1,106,422 for the same period of 2006.

Net Income

The net income for the twelve-month period ending December 31, 2007 is $562,002 compared to net income of $584,611 for the same period of 2006. The decrease in earnings was due to an increase in operating expenses and income taxes. Income taxes were higher for 2007 as substantially all US tax loss carry forwards were utilized in 2006.

Finance & Cash Flow

Cash generated by operating activities during the twelve-month period ending December 31, 2007 was $638,320 compared to $1,066,609 for the same period of 2006. The decrease in cash generated by operations resulted primarily from the payment of income taxes and an increase in accounts receivable.

No significant amount of cash was used in investing activities during the twelve-month period ending December 31, 2007 or for the same period of 2006.

The only significant amount of cash generated by financing activities was from related party advances during the twelve-month period ending December 31, 2007 and for the same period of 2006.

Worldwide online music sales in 2007 increased by 40% over those in 2006 to about US$3 billion and accounted for an estimated 15% of the global music market, but overall music sales fell about 10% as compared to 2006 to approximately US$17.6 billion at the retail level in 2007, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the Nielsen SoundScan, which tracks point-of-purchase sales, reported that "album" sales in 2007 plunged 15% from sales in 2006. Online sales in the United States saw a surge of 45% over digital sales in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Real Wild Child" and "Great Balls of Fire" as performed by Jerry Lee Lewis were used in separate episodes of the popular television show "My Name Is Earl", "There's A Break In The Road" as performed by Betty Harris was used in the motion picture Blue State Movie, and "Crazy Arms" as performed by Jerry Lewis was used in a PBS special titled Jerry Lewis & Friends: Last Man Standing. "Chapel Of Love" as performed by The Dixie Cups was used in the ABC daytime drama "One Life To Live". "Color Him Father" as performed by Linda Martel was used in the NBC prime time TV show "Friday Night Lights". "Get Rhythm" as performed by Johnny Cash was used in the motion picture "Vince Vaughn's Wild West Comedy Show". Two Johnny Cash Sun master recordings were used in a special Johnny Cash documentary titled "The Gospel Music of Johnny Cash", which was broadcast on selective cable channels and released in DVD format. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers.

In the latter part of 2007, the Company finalized a license agreement with Amazon.com under the terms of which the Sun catalog will be made available for download through the Amazon.com download store. Amazon lagged behind Apple's iTunes by four years in getting into the download market, but they are now number 2 in this business. iTunes remains the leader with approximately 80% of the music download business in the United States.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Royalties and merchandise revenues	$3,286,865	$3,094,603	$1,728,959
Royalty and product costs	$1,202,007	$1,190,455	$ 600,773
Expenses other than royalty, product costs and taxes	$ 1,244,682	$ 1,106,422	$ 950,394
Net Income	$ 562,002	$ 584,611	$ 195,644
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.05	$ 0.05	$ 0.02
Total assets	$2,693,167	$2,300,251	$1,144,686
Total long-term financial liabilities	None	None	$4,262
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2007	2007	2007	2007	2006	2006	2006	2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	1,232,832	364,473	1,221,640	467,920	939,281	528,097	1,117,968	509,257
Net Earnings (Loss)	128,625	(20,610)	403,913	50,074	(91,405)	158,966	448,136	68,914
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.011	(0.002)	0.034	0.004	(0.01)	0.01	0.04	0.006

LIQUIDITY AND RISKS

As at December 31, 2007, the Company had a net current working capital of $917,240 compared to $476,740 as at December 31, 2006, the end of the Company's last completed fiscal year.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

The Company has a non-competition agreement with a director through October 31, 2012 and leases equipment and an automobile with leases expiring at various dates through December 31, 2012. The commitments are $98,597 in 2008, $98,597 in 2009, $93,297 in 2010, $87,996 in 2011, and $73,169 in 2012.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of balances and transactions with directors and/or companies controlled by directors of the Company and its wholly-owned subsidiary.

	2007	2006	2005
Balance Sheet:			
Accounts payable to companies controlled by a director	$ 52	$ 1,803	$ 51,760
Amounts due to companies controlled by directors	583,307	499,712	473,951
Income Statement:			
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000	$ 24,000
Royalties incurred to a company controlled by directors	106,843	101,748	58,610
Rent incurred to a company with common directors	53,739	59,265	63,430
Forgiveness of debt by a director	–	36,630	–
Non-competition payments	91,571	95,875	95,875

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing without specific terms of repayment.

The Company's US subsidiary occupies premises and facilities owned by a company controlled by directors without a long-term lease. During 2007 the Company authorized its subsidiary to lease the premises and facilities from the company controlled by directors for the year for consideration of $53,739. The consideration is considered by the Company's management to approximate fair value. The Company has no commitment to lease these premises and facilities and the company controlled by directors is not committed to provide these premises and facilities to the Company beyond 2007.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 Comprehensive Income
Section 3251 Equity
Section 3855 Financial Instruments – Recognition and Measurement
Section 3861 Financial Instruments – Disclosure and Presentation
Section 3865 Hedges

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards. On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes*, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2007. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding** Corporation (the "Issuer") for the period ending **December 31, 2007;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 29, 2008

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding** Corporation (the "Issuer") for the period ending **December 31, 2007;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: April 29, 2008

"John A. Singleton"
John A. Singleton
Chief Financial Officer

SUN ENTERTAINMENT HOLDING CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Sun Entertainment Holding Corporation (hereinafter called the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tennessee, 37212, USA, on May 16, 2008 at the hour of 17:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2007, and the report of the auditor thereon;

(b) To re-appoint Manning Elliott, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Shelby S. Singleton, Jr., John A. Singleton, Terrence O. Lashman and Gary G. Liu as Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed 2008 stock option plan for implementation by the Company; and

(e) To transact such other business as may be properly transacted at such meeting or at any adjournment thereof.

Accompanying this Notice are an Information Circular and form of proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice. The Company's board of directors has fixed April 11, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or at any adjournment thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the meeting in the circumstances set out in the accompanying Information Circular. Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the proxy and complete and return the proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 11th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Terrence O. Lashman"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION

INFORMATION CIRCULAR FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2008

This information is given as of April 11, 2008 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sun Entertainment Holding Corporation (the "Company") for use at the Annual Meeting (the "Meeting") of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act on behalf of the shareholder at the Meeting other than the persons named in the enclosed proxy.** To exercise this right, a shareholder must strike out the names of the persons named in the proxy and insert the name of the shareholder's nominee in the blank space provided, or complete another proxy. The completed proxy must be deposited with the Company's transfer agent, Computershare Trust Company of Canada "Computershare"), Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it with Computershare at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing it with Computershare at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. A non-registered shareholder may revoke a proxy authorization form or a waiver of the right to receive Meeting materials given to an intermediary, or registered shareholder, at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return the proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this information circular and the accompanying proxy and notice of meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The enclosed proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the grant of stock options to insiders of the Company in accordance with the Company's Stock Option Plan which may occur in the discretion of management from time to time, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 11, 2008, 11,921,679 common shares without par value were issued and outstanding, each share carrying the right to one vote. At an annual general meeting or special meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote, and every proxyholder duly appointed by a holder of shares who would have otherwise been entitled to vote, shall have one vote for each share held.

Only shareholders of record on the close of business on the 11th day of April, 2008, who either personally attend the Meeting or who complete and deliver the proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as set forth below:

Name and Address	Number and Class of Shares	Percentage of Class
John A. Singleton	2,445,725	20.5%
Shelby S. Singleton, Jr.	2,445,725	20.5%

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid for services in all capacities to the Company, including compensation paid to or earned by (a) the Company's chief executive officer (or an individual who acted in a similar capacity) ("CEO"); (b) the Company's chief financial officer (or an individual who acted in a similar capacity) ("CFO"); (c) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2007 and whose total salary and bonus exceeds $150,000 during the year ended December 31, 2007; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as of December 31, 2007 (together, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa -tion ($)
Shelby S. Singleton	2007	Nil	US$50,000(1)	US$85,200(2)	Nil	Nil	Nil	Nil
Jr.	2006	Nil	US$50,000(1)	US$84,500(2)	Nil	Nil	Nil	Nil
President & CEO	2005	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
John A. Singleton	2007	US$85,200	US$50,000(3)	Nil	Nil	Nil	Nil	Nil
Executive Vice-	2006	US$84,500	US$50,000(3)	Nil	Nil	Nil	Nil	Nil
President & CFO	2005	US$64,500	Nil	Nil	Nil	Nil	Nil	Nil

(1) In the fiscal years ended December 31, 2006 and 2007, Shelby S. Singleton Jr. was paid a US$50,000 bonus with respect to employment by Sun Entertainment Corporation, a wholly-owned subsidiary of the Company.

(2) Shelby S. Singleton Jr. was paid US$85,200 (US$84,500 in 2006) as per a non-compete agreement between Shelby S. Singleton Jr. and Sun Entertainment Corporation, a wholly-owned subsidiary of the Company.

(3) In the fiscal years ended December 31, 2006 and 2007, John A. Singleton was paid a US$50,000 bonus with respect to employment by Sun Entertainment Corporation, a wholly-owned subsidiary of the Company.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended December 31, 2007.

An LTIP is any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

Option and Stock Appreciation Rights (SARs)

The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See "Particulars of Other Matters to be Acted Upon – Ratification of Stock Option Plan" below for details relating to the Company's existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

No options or SARs were granted to the Company's Named Executive Officers during the Company's completed financial year ended December 31, 2007.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values
During the Company's completed financial year ended December 31, 2007, no options were exercised by the Named Executive Officers.

Option and SAR Re-pricing

There was no re-pricing of stock options under the stock option plan or otherwise during the Company's completed financial year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer with the Company or from a change in control of the Company or a change in the Named Executive Officer's responsibilities following a change in control, where the value of such compensation, including periodic payments or installments, exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors, which contain terms and conditions in accordance with TSX Venture Exchange (the "Exchange") policies. The purpose of granting options pursuant to the Company's stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

No options to purchase shares of the Company were granted to non-executive directors during the financial year ended December 31, 2007.

No options were exercised by, or outstanding to, non-executive directors during the financial year ended December 31, 2007.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	Nil	N/A	1,192,167
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	Nil	N/A	1,192,167

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a company controlled by Terrence O. Lashman, a director and nominee of the Company, whereby Cancom is engaged to perform certain management services at a fee of $2,000 per month. During the year, Cancom was paid $24,000 pursuant to the terms of this agreement.

Cancom provides such management services as may be required by the Company from time to time, including administrative and financial service, maintenance of records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation planning and filings, and assistance in the preparation of such reports and statements as the Company is required to file with applicable stock exchanges, securities commissions and other regulatory bodies.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors (the "Board"). A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Policy 58-201 establishes corporate governance guidelines which apply to all reporting companies, including the Company. The Company has reviewed its own corporate governance practices in light of these guidelines.

In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company?s Board consists of four directors of whom Terrence O. Lashman is independent based upon the tests for independence set forth in National Instrument 52-110. Shelby S. Singleton Jr. (President and CEO) is not independent. John A. Singleton (Executive Vice-President and CFO) is not independent. Gary G. Liu (Secretary) is not independent.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent director on an informal basis as the independent director is actively and regularly involved in reviewing the operations of the Company and has regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors
The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO
The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of operations in the entertainment and marketing industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees
The Company does not have any standing committees in addition to the Audit Committee (the "Committee").

The Board is of the view that size of the Company's operations does not warrant a larger Board, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments
The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter
Mandate
The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and executive management and the Board.

Composition
The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings
The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>
(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before

the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

   (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

   (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

John A. Singleton	Not independent*	Financially literate*
Terrence O. Lashman	Independent*	Financially literate*
Gary G. Liu	Not independent*	Financially literate*

* As defined by National Instrument 52-110, *Audit Committees* ("NI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (*De Minimis Non-audit Services),* or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees
2007	$35,000	-	-	-
2006	$34,129	-	-	-

(1) Year end audit fees

Exemption

NI 52-110 exempts venture issuers such as the Company from the disclosure requirements of Parts 3 (*Composition of the Audit Committee)* and 5 (*Reporting Obligations)* of the instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the instrument and as required by the instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Committee made in this Information Circular. One of the members of the Committee is independent and all of the members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management is nominating four (4) individuals to stand for election at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State of Ordinary Residence of Nominee and Present Position with the Company	Principal Occupation	Date elected or appointed a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(1)
Shelby S. Singleton, Jr. Nashville, TN President, Director and CEO	Chairman of the Board, President, Director and CEO of the Company.	April 28, 1987	2,445,725
John A. Singleton(2) Nashville, TN Executive Vice-President, CFO and Director	Executive Vice-President and CFO of the Company.	April 28, 1987	2,445,725
Terrence O. Lashman(2) Vancouver, B.C. Director	President of Luxor Industrial Corporation(3), Director of Tajzha Ventures Ltd.(3), Director of Terraco Gold Corp(3) and President of Cancom International Trading Ltd.	June 23, 1987	589,642
Gary G. Liu(2) Vancouver, B.C. Director and Secretary	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation(3) since March 13, 2000.	March 20, 1998	8,000

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 11, 2008, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
(2) Members of the Audit Committee.
(3) Listed on the TSX Venture Exchange Inc.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

No proposed director is, at the date of this Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

All of the proposed nominees are ordinarily resident in Canada.

The Board has not appointed any executive committee, other than the Committee.

Pursuant to the provisions of the *Business Corporations Act* of British Columbia, the Company is required to have a Committee which, at the present time, is comprised of John A. Singleton, Terrence O. Lashman and Gary G. Liu.

B. Appointment of Auditor

Shareholders will vote for the re-appointment of Manning Elliott, Chartered Accountants, of 11th floor, 1050 West Pender Street, Vancouver, B.C., as Auditor of the Company for the ensuing year at a remuneration to be fixed by the directors. Manning Elliott were first appointed auditors on July 29, 1987.

C. Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

Reference should be made to the full text of the Plan which will be made available at the records offices of Sun Entertainment Holding Corporation, 702 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2, until 4 p.m. on the business day immediately preceding the date of the Meeting.

In addition, as noted above, under the terms of the Plan and the policies of the Exchange, the Company must obtain "disinterested shareholder approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

(a) a decrease in the exercise price of stock options previously granted to insiders;

(b) if and only if the Company becomes a Tier 1 issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and

(c) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR web site at www.sedar.com. Financial information relating to Sun Entertainment Holding Corporation is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for the fiscal year ended December 31, 2007. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to Suite 702, 889 West Pender Street, Vancouver, B.C. V6C 3B2; or (ii) fax to (604) 683-2003.

APPROVAL

The content and sending of this Information Circular has been approved by the Company's Board.

DATED at Vancouver, British Columbia the 11th day of April, 2008.

BY ORDER OF THE BOARD

"Terrence O. Lashman"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on May 16, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 6:00 p.m., Eastern Time, on Wednesday, May 14, 2008.

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail is the only method by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

10AP08054.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

I/We being holder(s) of Sun Entertainment Holding Corporation (the "Company") **hereby appoint:** Shelby S. Singleton, Jr. a Director of the Company, or failing this person, Terrence O. Lashman, a Director of the Company

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Sun Entertainment Holding Corporation to be held at 3106 Belmont Boulevard, Nashville Tennessee, 37212 USA on May 16, 2008 at 5:00 PM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Shelby S. Singleton, Jr.	☐	☐
02. John A. Singleton	☐	☐
03. Terrence O. Lashman	☐	☐
04. Gary G. Liu	☐	☐

Fold

2. Appointment of Auditors

Appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Stock Option Plan

To approve the proposed 2008 stock option plan for implementation by the Company

For ☐ Against ☐

Fold

4. Transact Other Business

To transact such other business as may properly come before the Meeting

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 9 6 4 1 A R 1 S E D Q

SUN ENTERTAINMENT HOLDING CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on May 16, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 6:00 p.m., Eastern Time, on Wednesday, May 14, 2008.

Fold

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this proxy.

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **ACCESS NUMBER**

10AP08054.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder (Registered Shareholder") of Sun Entertainment Holding Corporation (the "Company") hereby appoints: Shelby S. Singleton, Jr. a Director of the Company, or failing this person, Terrence O. Lashman, a Director of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Sun Entertainment Holding Corporation to be held at 3106 Belmont Boulevard, Nashville Tennessee, 37212 USA on May 16, 2008 at 5:00 PM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Shelby S. Singleton, Jr.	☐	☐
02. John A. Singleton	☐	☐
03. Terrence O. Lashman	☐	☐
04. Gary G. Liu	☐	☐

Fold

2. Appointment of Auditors

Appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Stock Option Plan

To approve the proposed 2008 stock option plan for implementation by the Company

For ☐ Against ☐

4. Transact Other Business

To transact such other business as may properly come before the Meeting

For ☐ Against ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Insider Information by Issuer - View Results

2008-07-17 13:19 ET

RECEIVED
2008 JUL 23 P 2:11

Issuer name : **Sun Entertainment Holding Corporation (Starts with)**
Date range : **December 5, 2007 - July 17, 2008**

Legend: Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Issuer Name: Sun Entertainment Holding Corporation

Date of Last Reported Transaction(YYYY-MM-DD)	Security Designation	Registered Holder	Closing Balance	Insider's calculated balance	Closing balance of equivalent number or value of underlying securities
Insider Name: Lashman, Terry Ojmar					
Insider Relationship: 4 - Director of Issuer					
Ceased to be Insider: Not Applicable					
2007-02-23	Common Shares	Cancom International Trading Ltd.	548,642		
2006-09-13	Common Shares	RRSP	31,000		
Insider Name: Singleton Jr., Shelby S.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		1,300,000		
2008-05-29	Common Shares	Andsome Management	1,268,975		
Insider Name: Singleton, John A.					
Insider Relationship: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer					
Ceased to be Insider: Not Applicable					
2005-08-31	Common Shares		763,200		
2008-05-29	Common Shares	Andsome Management	1,805,775		

SHELBY S. SINGLETON JR.

NEWS RELEASE, JUNE 27, 2008

ACQUISITION OF SECURITIES OF SUN ENTERTAINMENT HOLDING CORPORATION

On May 29, 2008, Shelby S. Singleton Jr. (the "Offeror") acquired 123,250 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offeror, President and a director of the Issuer, acquired the shares in the open market.

As a result, the Offeror has increased his ownership of Common Shares from 2,445,725 to 2,568,975. As a result of the acquisition outlined above, the Offeror 's ownership of Common Shares of the Issuer has increased from 20.5% to 21.5%.

The Offeror acquired the securities for investment purposes and as a principal of the Issuer will continue to acquire securities of the Issuer from time to time.

A copy of the early warning report discussing this transaction can be obtained from the Offeror by contacting the number below.

For further information, contact Shelby S. Singleton Jr., Nashville, TN at 615-385-1960.

JOHN A. SINGLETON

NEWS RELEASE, JUNE 27, 2008

ACQUISITION OF SECURITIES OF SUN ENTERTAINMENT HOLDING CORPORATION

On May 29, 2008, John A. Singleton (the "Offeror") acquired 123,250 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offeror, Vice President and a director of the Issuer, acquired the shares in the open market.

As a result, the Offeror has increased his ownership of Common Shares from 2,445,725 to 2,568,975. As a result of the acquisition outlined above, the Offeror 's ownership of Common Shares of the Issuer has increased from 20.5% to 21.5%.

The Offeror acquired the securities for investment purposes and as a principal of the Issuer will continue to acquire securities of the Issuer from time to time.

A copy of the early warning report discussing this transaction can be obtained from the Offeror by contacting the number below.

For further information, contact John A. Singleton , Nashville, TN at 615-385-1960.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OF THIS RELEASE

RECEIVED
2008 JUL 23 P 2:41

EARLY WARNING REPORT PURSUANT TO
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. Name and address of offeror:

Shelby S. Singleton Jr.
3106 Belmont Boulevard
Nashville TN, 37212

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On May 29, 2008, Shelby S. Singleton Jr. (the "Offeror") acquired 123,250 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offeror, President and a director of the Issuer, acquired the shares in the open market.

As a result, the Offeror has increased his ownership of Common Shares from 2,445,725 to 2,568,975. As a result of the acquisition outlined above, the Offeror's ownership of Common Shares of the Issuer has increased from 20.5% to 21.5%.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

After giving effect to the transaction giving rise to this Report, the Offeror beneficially owns 2,568,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offeror's ownership of Common Shares has increased from 20.5% to 21.5%.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

After giving effect to the transaction giving rise to this Report, the Offeror beneficially owns 2,568,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offeror's ownership of Common Shares has increased from 20.5% to 21.5%.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

   The transactions were undertaken in the open market (the TSX Venture Exchange).

6. **The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:**

   The Offeror acquired the securities for investment purposes and as a principal of the Issuer will continue to acquire securities of the Issuer from time to time.

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   N/A

8. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   N/A

9. **The names of any joint actors in connection with the disclosure required by this report:**

   N/A

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

    N/A

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

    N/A

12. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:**

    N/A

DATED this 27th day of June, 2008.

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.

RECEIVED

2008 JUL 23 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EARLY WARNING REPORT PURSUANT TO SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA) SECTION 176 OF THE *SECURITIES ACT* (ALBERTA) NATIONAL INSTRUMENT 62-103

1. Name and address of offeror:

John A. Singleton
3106 Belmont Boulevard
Nashville TN, 37212

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On May 29, 2008, John A. Singleton (the "Offeror") acquired 123,250 Common Shares of Sun Entertainment Holding Corporation (the "Issuer"). The Offeror, Vice President and a director of the Issuer, acquired the shares in the open market.

As a result, the Offeror has increased his ownership of Common Shares from 2,445,725 to 2,568,975. As a result of the acquisition outlined above, the Offeror's ownership of Common Shares of the Issuer has increased from 20.5% to 21.5%.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

After giving effect to the transaction giving rise to this Report, the Offeror beneficially owns 2,568,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offeror's ownership of Common Shares has increased from 20.5% to 21.5%.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

After giving effect to the transaction giving rise to this Report, the Offeror beneficially owns 2,568,975 Common Shares (including direct and indirect holdings) of the Issuer. The Offeror's ownership of Common Shares has increased from 20.5% to 21.5%.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place:**

   The transactions were undertaken in the open market (the TSX Venture Exchange).

6. **The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:**

   The Offeror acquired the securities for investment purposes and as a principal of the Issuer will continue to acquire securities of the Issuer from time to time.

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that give rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   N/A

8. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   N/A

9. **The names of any joint actors in connection with the disclosure required by this report:**

   N/A

10. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

    N/A

11. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

    N/A

12. **If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:**

    N/A

DATED this 27th day of June, 2008.

"John A. Singleton"
John A. Singleton

END